UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date December 14, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

December 14th, 2023

Medellín, Colombia

BANCOLOMBIA ANNOUNCES THAT IT HAS STARTED A LIQUIDITY PROGRAM IN COLOMBIA WITH CREDICORP CAPITAL COLOMBIA FOR ITS ORDINARY AND PREFERRED SHARES

Bancolombia announces that the Colombian stock exchange (BVC) has authorized a liquidity program in Colombia for its ordinary and preferred shares, under a contract with Credicorp Capital Colombia executed on December 1st, 2023, with an initial term of one year from its execution.

This program seeks to increase the number of transactions involving Bancolombia’s shares through purchase and sale orders entered by Credicorp Capital Colombia in the stock market, enabling price formation.

These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading, facilitating market entry and exit mechanisms for investors.

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Contacts
Julian Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4042436	Tel.: (57 601) 4885934	Tel: (57 601) 4485950